UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

QUATERRA RESOURCES INC.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

747952109
(CUSIP Number)

Lei Wang, Chief Financial Officer 1100-1199 West Hasting Street, Vancouver, British Columbia Canada V6E 3T5
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box
☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAMES OF REPORTING PERSONS Tony Alford
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,170,793
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,170,793
	10	SHARED DISPOSITIVE POWER 0

11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

47,170,793 (1)(2)(3)(4)(5)
(1) 31,609,000 of the shares beneficially owned are held in a joint brokerage account owned by the reporting person and his spouse.

(2) 7,837,718 of the shares beneficially owned are held in a brokerage account owned by the reporting person’s spouse.

(3) 538,000 of the shares beneficially owned are held in an individual retirement account for benefit of the reporting person.

(4) 186,075 of the shares beneficially owned are held in an individual retirement account for benefit of the reporting person’s spouse.

(5) 7,000,000 of the shares beneficially owned are in the form of warrants that are unavailable for exercise until such time as the share price is lower than $0.05.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

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Item 1. Security and Issuer

This Schedule 13D relates to shares of Common Stock, no par value (the “Shares”) of Quaterra Resources, Inc., a British Columbia corporation (the “Issuer”). The principal office of the Issuer is located at 1100-1199 West Hasting Street, Vancouver, British Columbia Canada V6E 3T5

Item 2. Identity and Background

(a)	The Reporting Person filing this statement is Tony Alford (the “Reporting Person”).

(b)	The address of the Reporting Person is PO Box 1031 Kernersville, NC 27285.

(c)	Self-employed Real Estate Developer

(d)–(e)	During the last five years, the Reporting Person has not been (i) convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: Tony Alford is a citizen of the United States of America

Item 3. Source and Amount of Funds or Other Considerations

The information set forth in or incorporated by reference in Items 4 and 5 of this statement are incorporated by reference in its entirety into this Item 3.

Personal Bank Account

Item 4. Purpose of Transaction

Investment

Item 5. Interest in Securities of the Issuer

(a)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(b)	The information requested by this paragraph is incorporated herein by reference to the information provided on the cover pages to this Schedule 13D.

(c)	Except as disclosed herein, none of the Reporting Persons or their affiliates has affected any other transactions in the securities of the Issuer during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Reporting Person and any other person, with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

None

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated

/s/ Tony Alford
Signature
Tony Alford
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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